September 10, 2025

R. David Banyard, Jr.
Chief Executive Officer
MasterBrand, Inc.
3300 Enterprise Parkway, Suite 300
Beachwood, Ohio 44122

       Re: MasterBrand, Inc.
           Registration Statement on Form S-4
           Filed September 5, 2025
           File No. 333-290071
Dear R. David Banyard, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing